January 24, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attn: Mr. Justin Dobbie

Re:	REV Group, Inc.
Registration Statement on Form S-1
File No. 333- 214209

Dear Mr. Dobbie:

We refer to the registration statement on Form S-1 (File No. 333-214209) (as amended, the “Registration Statement”) of REV Group, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share. As representatives of the several underwriters of the proposed public offering by the Company of up to 12,500,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will be declared effective at 3:00 p.m. (Eastern time) on January 26, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated January 17, 2017, through the date hereof:

Preliminary Prospectus dated January 17, 2017:

7,965 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Pat Dillon
Authorized Signatory

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Lance Lange
Authorized Signatory

As representatives of the several underwriters

[Signature Page to Acceleration Request]